EXHIBIT 16.2


January 16, 2002

Mr. Lawrence Rodriguez
Ernst & Young LLP
2400 Pauahi Tower
1001 Bishop Street
Honolulu, HI 96813

                            By Facsimile Transmission
                                 (808) 543-0101

Dear. Mr. Rodriguez:

Confirming your recent exchange of messages with Mr. David Tarnas, Chairman of the Board of Directors of Aquasearch, Inc. (the "Company"), the Company has determined to terminate its relationship with Ernst & Young effective immediately, due to both the inability to satisfactorily resolve the independence question in light of amounts owed by the Company to E&Y and the Company's inability to meet your remuneration requirements for performing our current year-end audit.

The Company has retained the mainland firm of Buttke Bersch & Wanzek, PC to perform our year-end audit and they will be contacting you to enable a smooth transition. In that regard, the Company authorizes Ernst & Young to provide them with any and all work papers and other documentation that they may require, and we request that your firm cooperate with them in any way necessary to facilitate the timely completion of the Company's audit.

Please contact me if you have any questions or require any additional information.

Sincerely,

Harry "Doc" Dougherty
President and CEO

cc:  David Wanzek